Peak Fintech Q2 Results Show First Quarterly Profit on Revenue in Excess of $30M

MONTREAL, QUEBEC - (PRNewswire - August 26, 2021) - Peak Fintech Group Inc. (CSE: PKK)

(OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced its financial results and operating highlights for the three-month and six-month periods ended June 30, 2021. All amounts expressed are in Canadian dollars.

Peak posted revenue of $30,649,179 for the second quarter and the Company's first ever profits with net income of $296,071 as the relative costs of providing the Company's services continue to drop.

Q2 Financial Highlights:

▪ Total Revenue of $30,649,179

▪ EBITDA of $1,237,199

▪ Net Income of $296,071

Summary of Quarterly Evolution of Revenue, EBITDA and Net Income

	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Revenue	$30,649,179	$14,239,776	$16,368,779	$15,116,369
Expenses1	$29,411,980	$14,118,039	$18,795,585	$15,443,931
EBITDA2	$1,237,199	$121,737	($2,426,805)	($327,562)
Net Income (Loss)	$296,071	($389,702)	($3,200,496)	($968,412)

1 Expenses before finance costs, tax, depreciation and amortization

2 EBITDA equals net income (loss) before finance costs, income taxes, depreciation, amortization and impairment of intangible assets, initial financing costs, expiration of deferred finance cost, loss on extinction of debt, loss on settlement of debt and (gain) loss on bargain purchase. EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Q2 Operating Highlights:

▪ Integration to China UnionPay network

▪ Creation of first virtual bank accounts on Business Hub and first fund transfer and payment processing transactions

▪ First participation in "618 Shopping Festival" with JD.com retailers and suppliers, with 789 transactions financed worth approximately $200,000,000

▪ Opening of new offices in Beijing and Guangzhou

▪ Creation of new subsidiary Zhejiang Xinjiupin Clean Tech - Oil & Gas Management Ltd. to allow the Company to provide services related to the selling and distribution of oil and gas products and clean technology products through the Business Hub

▪ Creation of new subsidiary Xinxiang (insurance services) Technologies Ltd. to allow the Company to provide services related to the selling and distribution of property and liability insurance products in China through the Business Hub

About Second Quarter Financial and Operating Results Summary

Second quarter growth was fueled by the business development initiatives which began in the fourth quarter of 2020 and continued in the first quarter of 2021 including Peak's partnership with Rongbang Technology Ltd. and the arrival of large national distributors to Peak's Business Hub. The Company's retailer and distributor financing programs, the Business Hub's ability to leverage the China UnionPay network to provide fund transfer and payment processing services, and the Gold River platform's impact on reducing the costs related to the Company's supply chain services, combined to bring Peak into profitability territory for the first time in the Company's history.

In summary, the Company generated revenue of $30,649,179 for the three-month period and $44,888,955 for the six-month period ended June 30, 2021, compared to $7,263,504 for the three-month period and $11,212,899 for the six-month period ended June 30, 2020.

Total expenses before taxes for the quarter amounted to $29,411,980, compared to $7,578,644 for the same period in 2020. Net income for the second quarter of 2021 was $296,071 compared to a net loss of $538,903 for the same period of 2020.

Peak has kept its outlook for 2021 at $104M in revenue, $12.5M in EBITDA and $5.6M in net income for the time being. However, the Company expects to revise guidance, as previously stated, following the closing of its pending acquisition of Cubeler, Inc.

Full details of the Company's second quarter 2021 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and six-month periods ended June 30, 2021 and 2020, which are available at www.sedar.com.

Peak will host an investor webinar on Monday, August 30 at 2:00 pm ET, where President & CEO Johnson Joseph and CFO Jean Landreville will discuss the Q2 2021 financial results. Registration for the event is available at: https://tinyurl.com/pkkq22021

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech
Facebook: @peakfintech
LinkedIn: Peak Fintech
YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.